UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JANUARY, 2009.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  January 29, 2008                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                            ROCHESTER RESOURCES LTD.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                                NOVEMBER 30, 2008

                      (UNAUDITED - PREPARED BY MANAGEMENT)

                       MANAGEMENT'S COMMENTS ON UNAUDITED
                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Rochester Resources Ltd. for the six months ended November 30, 2008, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                            ROCHESTER RESOURCES LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                   NOVEMBER 30,       MAY 31,
                                                       2008            2008
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                     48,312         948,093
Amounts receivable (Note 3)                           1,464,864       1,905,596
Prepaid expenses and deposits                           154,279         198,352
Inventories (Note 4)                                    581,836         873,902
                                                   ------------    ------------
                                                      2,249,291       3,925,943

IVA TAX RECEIVABLE                                            -         579,774

MINERAL PROPERTY INTERESTS (NOTE 5)                  21,949,881      26,204,499

PROPERTY, PLANT AND EQUIPMENT (NOTE 6)                6,163,358       5,018,199
                                                   ------------    ------------
                                                     30,362,530      35,728,415
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities              3,716,798       2,200,022
Current portion of long-term debt (Note 7)              901,223       1,115,457
                                                   ------------    ------------
                                                      4,618,021       3,315,479

DEPOSIT (NOTE 5)                                        300,000               -

LONG-TERM DEBT (NOTE 7)                               1,614,397         693,429

ASSET RETIREMENT OBLIGATION (NOTE 15)                   669,389         640,006

FUTURE INCOME TAX LIABILITIES                         2,000,000       4,098,760
                                                   ------------    ------------
                                                      9,201,807       8,747,674
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 8)                               31,100,671      30,281,745

CONTRIBUTED SURPLUS (NOTE 10)                         4,326,335       4,207,560

DEFICIT                                             (14,266,283)     (7,508,564)
                                                   ------------    ------------
                                                     21,160,723      26,980,741
                                                   ------------    ------------
                                                     30,362,530      35,728,415
                                                   ============    ============

NATURE OF OPERATIONS AND GOING CONCERN (NOTE 1)

SUBSEQUENT EVENTS (NOTE 17)

APPROVED BY THE BOARD

/s/ EDUARDO LUNA   , Director
------------------
/s/ NICK DEMARE    , Director
------------------

              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
         INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                           NOVEMBER 30,                    NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2008            2007            2008            2007
                                                         $               $               $               $

REVENUE                                                 739,123       2,987,744       2,447,440       4,754,527

COST OF OPERATIONS                                   (1,548,315)     (1,920,735)     (3,747,189)     (3,236,573)

DEPLETION AND AMORTIZATION                             (108,405)       (261,933)       (387,415)       (499,340)
                                                   ------------    ------------    ------------    ------------
OPERATING PROFIT (LOSS)                                (917,597)        805,076      (1,687,164)      1,018,614
                                                   ------------    ------------    ------------    ------------
EXPENSES

General and administration                              581,862         433,655       1,012,722         827,853
Accretion of reclamation obligation                      20,749          11,769          29,383          24,323
Interest expense on long-term debt                       40,057          28,322          58,191          62,868
Stock-based compensation (Note 9)                           588         855,625          79,655       1,362,410
                                                   ------------    ------------    ------------    ------------
                                                        643,256       1,329,371       1,179,951       2,277,454
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                              (1,560,853)       (524,295)     (2,867,115)     (1,258,840)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Write-down of mineral property
   interests (Note 5(a))                             (6,000,000)              -      (6,000,000)              -
Interest and other income                                 9,094          10,274          22,317          14,442
Foreign exchange gain (loss)                             56,856          40,311         (11,681)          9,161
                                                   ------------    ------------    ------------    ------------
                                                     (5,934,050)         50,585      (5,989,364)         23,603
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE INCOME TAXES                             (7,494,903)       (473,710)     (8,856,479)     (1,235,237)

FUTURE INCOME TAX RECOVERY                            2,060,729               -       2,098,760               -
                                                   ------------    ------------    ------------    ------------
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD       (5,434,174)       (473,710)     (6,757,719)     (1,235,237)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                        $(0.16)          $(0.02)         $(0.20)         $(0.04)
                                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                         34,601,022      30,894,046      33,716,542      30,307,517
                                                   ============    ============    ============    ============



              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                   INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                           NOVEMBER 30,                    NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2008            2007            2008            2007
                                                         $               $               $               $

DEFICIT - BEGINNING OF PERIOD                        (8,832,109)    (76,176,971)     (7,508,564)    (75,415,444)

ELIMINATION OF DEFICIT (Note 8(a))                            -      71,000,128               -      71,000,128
                                                   ------------    ------------    ------------    ------------
                                                     (8,832,109)     (5,176,843)     (7,508,564)     (4,415,316)
NET LOSS FOR THE PERIOD                              (5,434,174)       (473,710)     (6,757,719)     (1,235,237)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (14,266,283)     (5,650,553)    (14,266,283)     (5,650,553)
                                                   ============    ============    ============    ============




              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                           NOVEMBER 30,                    NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2008            2007            2008            2007
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                              (5,434,174)       (473,710)     (6,757,719)     (1,235,237)
Adjustment for items not involving cash
   Depletion and amortization                           108,405         261,933         387,415         499,340
   Accretion of reclamation obligation                   20,749          11,770          29,383          24,323
   Stock-based compensation                                 588         855,625          79,655       1,362,410
   Interest expense                                      (1,570)         (1,053)          1,117           8,500
   Foreign exchange                                     (67,804)        (71,088)         51,866         (91,663)
   Write-down of mineral property interests           6,000,000               -       6,000,000               -
   Future income tax recovery                        (2,060,729)              -      (2,098,760)              -
                                                   ------------    ------------    ------------    ------------
                                                     (1,434,535)        583,477      (2,307,043)        567,673
Decrease (increase) in amounts receivable               471,952      (1,138,997)        783,269      (1,548,342)
(Increase) decrease in prepaid expenses
   and deposits                                         (18,841)         19,164          44,073          31,877
Decrease in inventories                                 121,401         426,607         292,066         414,672
Decrease (increase) in IVA tax receivable               166,037        (170,067)        237,237        (312,469)
Increase (decrease) in accounts payable
   and accrued liabilities                             (100,407)        (29,917)        605,535          47,714
                                                   ------------    ------------    ------------    ------------
                                                       (794,393)       (309,733)       (344,863)       (798,875)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             1,000,350       4,314,274       1,000,350       4,474,699
Share issue costs                                      (142,304)       (121,221)       (142,304)       (121,221)
Proceeds from long-term debt                            578,318               -       1,162,968               -
Payment on long-term debt                              (133,448)       (222,592)       (508,100)       (460,620)
Deposit received                                        300,000               -         300,000               -
                                                   ------------    ------------    ------------    ------------
                                                      1,602,916       3,970,461       1,812,914       3,892,858
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Additions to property, plant and equipment             (780,520)        (68,908)     (1,247,525)       (171,123)
Additions to mineral property interests                 (89,453)       (636,718)     (1,120,307)     (1,272,174)
                                                   ------------    ------------    ------------    ------------
                                                       (869,973)       (705,626)     (2,367,832)     (1,443,297)
                                                   ------------    ------------    ------------    ------------
(DECREASE) INCREASE IN CASH FOR THE PERIOD              (61,450)      2,955,102        (899,781)      1,650,686

CASH - BEGINNING OF PERIOD                              109,762         376,337         948,093       1,680,753
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                     48,312       3,331,439          48,312       3,331,439
                                                   ============    ============    ============    ============
SUPPLEMENTAL CASH FLOW INFORMATION (Note 14)



              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



1.       NATURE OF OPERATIONS AND GOING CONCERN

         Rochester Resources Ltd. (the "Company") is engaged in the exploration, development and operation of its Mina Real Mine and the exploration of its Santa Fe Property, all located in Mexico.

         The amounts shown as mineral property interests represent net costs to date, less amounts depleted and do not necessarily represent present or future values. The recoverability of these amounts and any additional amounts required to place these properties into commercial production are dependent upon certain factors. These factors include the existence of ore deposits sufficient for commercial production and the Company's ability to obtain the required additional financing necessary to develop its mineral property interests.

         During the six months ended November 30, 2008 the Company incurred a net loss of $6,757,719 and, as at November 30, 2008, the Company had an accumulated deficit of $14,266,283 and a working capital deficit of $2,368,730. In addition, operations at the Mina Real Mine have been intermittent during the quarter ended November 30, 2008 while the Company focuses on the development of its mineral property interests to provide sufficient mill feed to maintain mill operations at a steady rate of production. The Company requires additional funding to maintain its ongoing exploration programs and property commitments, operations and administration, as well as meeting it debt obligations as they come due. The Company is continuing in its efforts to generate sufficient cash from its operations or raise funds to meet its ongoing liabilities as they fall due. However, there can be no assurance that the Company will be successful in its efforts, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheet. These consolidated financial statements do not include any adjustments to the amount and classification of recorded assets and liabilities that night be necessary should the Company be unable to meet its obligations or continue operations.

         Subsequent to November 30, 2008, the Company entered into agreements to raise $1,050,000 from the issuance of common shares and $2,950,000 from the sale of a 20% equity interest in the Company's 100% owned subsidiary, Mina Real Mexico S.A. de C.V. ("Mina Real"), as described in Note 17. This financing addressed the Company's immediate needs but does not provide all the financing necessary to fully implement the Company's operating plans.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

         ADOPTION OF NEW ACCOUNTING STANDARDS

         Effective June 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under, Section 3862, FINANCIAL INSTRUMENTS DISCLOSURES, Section 3863, FINANCIAL INSTRUMENT - PRESENTATION, and Section 1535, CAPITAL DISCLOSURES.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         FINANCIAL INSTRUMENTS

         Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, Section 3863, and Section 3865, HEDGES.

         Section 3863 is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

         The adoption of Sections 3862 and 3863 had no impact on the Company's consolidated financial statements.

         CAPITAL DISCLOSURES

         Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed. The Company has included the required disclosure in Note 16.

         NEW ACCOUNTING PRONOUNCEMENTS

         ASSESSING GOING CONCERN

         The Accounting Standards Board ("AcSB") amended Section 1400, GENERAL STANDARDS OF FINANCIAL STATEMENT PRESENTATION, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

         GOODWILL AND INTANGIBLE ASSETS

         The AcSB issued Section 3064, GOODWILL AND INTANGIBLE ASSETS, which replaces Section 3062, GOODWILL AND OTHER INTANGIBLE ASSETS, and
         Section 3450, RESEARCH AND DEVELOPMENT COSTS. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

         The Company is currently assessing the impact of the above new accounting standards on the Company's financial position and results of operations.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

         In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.


3.       AMOUNTS RECEIVABLE
                                                   NOVEMBER 30,       MAY 31,
                                                       2008            2008
                                                         $               $

         Production receivable                                -         785,227
         IVA tax receivable                           1,104,528         940,235
         Other receivables                              360,336         180,134
                                                   ------------    ------------
                                                      1,464,864       1,905,596
                                                   ============    ============


4.       INVENTORIES

                                                   NOVEMBER 30,       MAY 31,
                                                       2008            2008
                                                         $               $

         Ore in process                                 184,789         344,714
         Mine stores, supplies and other                397,047         529,188
                                                   ------------    ------------
                                                        581,836         873,902
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5.       MINERAL PROPERTY INTERESTS

                                                   NOVEMBER 30,       MAY 31,
                                                       2008            2008
                                                         $               $
         Producing

         Mina Real Property
            Acquisition and other                    18,458,507      18,458,507
            Deferred exploration and
               development costs                      7,747,799       7,747,799
            Accumulated depletion and write-down     (7,892,858)     (1,571,159)
                                                   ------------    ------------
                                                     18,313,448      24,635,147
                                                   ------------    ------------
         Non-Producing

         Mina Real Property
            Deferred exploration and
               development costs                      3,082,000       1,089,452
         Santa Fe Property
            Acquisition and other                       288,916         223,229
            Deferred exploration                        265,517         256,671
                                                   ------------    ------------
                                                      3,636,433       1,569,352
                                                   ------------    ------------
                                                     21,949,881      26,204,499
                                                   ============    ============

         (a)      Mina Real Property

                  (i) In January 2006 the Company entered into an option agreement with ALB Holdings Ltd. ("ALB") to acquire up to a 51% interest in the Mina Real Property located in Tepic, Mexico. The Mina Real Property comprises of six concessions covering approximately 7,358 hectares. Under the agreement the Company made an option payment of US $110,000 and issued 250,000 common shares, at a fair value of $337,500. The Company could then earn its interests, as follows:

                               o an initial 20% interest on funding the initial US $750,000;
                               o a further 20% interest on funding a further US $750,000; and
                               o a further 11% interest on payment of US $900,000, at the minimum rate of US $75,000 per month, commencing July 1, 2006, with each payment vesting at 0.9166% interest.

                           On October 20, 2006 the Company and ALB completed negotiations and ALB agreed to waive the requirement for any further payments and the Company was deemed to have fully earned its 51% interest in the Mina Real Property. On December 1, 2006 the Company acquired the remaining 49% interest in the Mina Real Property through the acquisition of ALB through the issuance of 10,500,000 common shares of the Company at a fair value of $10,500,000.

                  (ii) Pursuant to an agreement dated November 21, 2008, the Company agreed to sell a 10% interest in Mina Real to each of E-Energy Ventures Ltd. ("E-Energy") and Cooper Minerals Ltd. ("Cooper") (collectively the "Partners"). The Partners agreed to fund total work commitments of $2,950,000 and to provide additional financing of $1,050,000 by way of a private placement. As at November 30, 2008 the Company had received $300,000 as a deposit on the sale of the interest in Mina Real.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5.       MINERAL PROPERTY INTERESTS (continued)

                           Pursuant to the agreement, all net profit received from the operations at the Mina Real Property shall be divided on a 80% / 20% basis, between the Company and the Partners, respectively with a fixed royalty of $25,000 per month paid free and clear of any and all cost or expense incurred in connection with the operation of the Mina Real Property.

                           The Company has a back-in option to re-acquire in whole and not in part the equity interest in Mina Real. The back-in option shall have a term of three years wherein:

                               o during the initial year the back-in option shall not be exercisable;
                               o during the second year the back-in option shall be exercisable by a cash payment of $2,075,000; and
                               o during the third year the back-in option shall be exercisable by a cash payment of $2,000,000.

                           See also Note 17.

                  (iii) During the six months ended November 30, 2008 the Company recorded a $6,000,000 write-down on the Mina Real Property to reflect management's estimate of its fair value.

         (b)      Santa Fe Property

                  On March 12, 2007 the Company entered into an option agreement to acquire a 70% interest in the Santa Fe Property located in Tepic, Mexico near the Mina Real Property. The agreement comprises one concession covering approximately 3,823 hectares. Under the terms of the agreement, the Company has agreed to implement a program of exploration to determine if the Santa Fe Property can be economically exploited. In addition, if the exploration work is successful, the Company has agreed to provide the necessary capital to construct a processing plant capable of processing a minimum of 200 tonnes per day. The Company will pay a monthly fee of US $10,000 while it is conducting exploration and development on the Santa Fe Property.

                  The Company has also staked an additional two concessions covering approximately 13,164 hectares adjacent to the Santa Fe Property.


6.       PROPERTY, PLANT AND EQUIPMENT

                                                 NOVEMBER 30, 2008
                                   --------------------------------------------
                                                    ACCUMULATED      NET BOOK
                                       COST        AMORTIZATION        VALUE
                                         $               $               $

         Motor vehicles                 266,322          51,379         214,943
         Office equipment                41,672           7,170          34,502
         Mill and mine equipment      1,987,427         160,143       1,827,284
         Buildings                    1,932,317          23,986       1,908,331
         Land                         2,178,298               -       2,178,298
                                   ------------    ------------    ------------
                                      6,406,036         242,678       6,163,358
                                   ============    ============    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



6.       PROPERTY, PLANT AND EQUIPMENT (continued)

                                                   MAY 31, 2008
                                   --------------------------------------------
                                                    ACCUMULATED      NET BOOK
                                       COST        AMORTIZATION        VALUE
                                         $               $               $

         Motor vehicles                 246,272          33,797         212,475
         Office equipment                39,175           3,747          35,428
         Mill and mine equipment      1,985,038         121,881       1,863,157
         Buildings                      791,023          17,537         773,486
         Land                         2,133,653               -       2,133,653
                                   ------------    ------------    ------------
                                      5,195,161         176,962       5,018,199
                                   ============    ============    ============


7.       LONG-TERM DEBT
                                                   NOVEMBER 30,       MAY 31,
                                                       2008            2008
                                                         $               $

         Amount due to Huajicari (a)                    433,020         571,665
         Amounts due on land and surface rights
            purchases (b)                               919,632       1,237,221
         Debenture financing (c)                      1,162,968               -
                                                   ------------    ------------
                                                      2,515,620       1,808,886
         Less:  Current portion                        (901,223)     (1,115,457)
                                                   ------------    ------------
                                                      1,614,397         693,429
                                                   ============    ============

         (a)      The US  $350,000  (May 31, 2008 - US  $575,000)  amount due to
                  Compania Minera Huajicari ("Huajicari") is unsecured and carries interest at a rate of 10% per annum, with repayment on a monthly basis of US $75,000 plus accrued interest. Pursuant to its agreement the Company may defer up to three principal payments. During the six months ended November 30, 2008 the Company elected to defer the three principal payments and continued payment of interest.

         (b) The Company has acquired land and surface rights to enable access to the development of the Mina Real Property. The Company has agreed to make monthly principal payments of approximately $43,171 (pesos 470,801) plus interest, calculated at a simple rate of 7.2% per annum.

                  During the six months ended November 30, 2008 the Company capitalized interest totalling $42,665.

         (c) In August 2008 the Company announced that it had agreed to conduct a US $940,000 unsecured convertible debenture offering (the "Offering") with the directors of the Company. Under the initial proposed terms of the Offering the convertible debentures were expected to bear interest at a rate of 12% per annum and mature on December 31, 2010. The convertible debentures would be convertible at the election of the holders into units, at a conversion price of $0.75 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant would entitle the holder to purchase one additional common share of the Company at an exercise price of $0.75 per share until December 31, 2010. The Company is currently negotiating the terms of the conversion features under the Offering. The submission for regulatory approval to close this Offering is pending upon re-negotiation.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



7.       LONG-TERM DEBT (continued)

                  The Company has recorded interest expense at a rate of 12% per annum on the funds received. During the six months ended November 30, 2008 the Company recorded $40,567 interest expense, which has been included in accounts payable and accrued liabilities.


8.       SHARE CAPITAL

         Authorized:  Unlimited common shares without par value


         Issued:                                         NOVEMBER 30, 2008                 MAY 31, 2008
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                32,832,061      30,281,745      29,665,438      96,437,468
         Reduction of capital                                 -               -               -     (71,000,128)
                                                   ------------    ------------    ------------    ------------
                                                     32,832,061      30,281,745      29,665,438      25,437,340
                                                   ------------    ------------    ------------    ------------
         Issued during the period
         For cash
            Private placements                        2,223,000       1,000,350       2,000,000       4,000,000
            Exercise of warrants                              -               -         532,510         509,374
            Exercise of options                               -               -         383,000         346,040
         For corporate finance fee                            -               -         125,000         250,000
         For commission                                       -               -         126,113         252,226
         Reallocation from contributed surplus
            relating to the exercise of options               -               -               -         256,322
         Reallocation from contributed surplus
            relating to the exercise of agent's
               option and warrants                            -               -               -          33,035
                                                   ------------    ------------    ------------    ------------
                                                      2,223,000       1,000,350       3,166,623       5,646,997
         Less:  share issue costs                             -        (181,424)              -        (802,592)
                                                   ------------    ------------    ------------    ------------
                                                      2,223,000         818,926       3,166,623       4,844,405
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      35,055,061      31,100,671      32,832,061      30,281,745
                                                   ============    ============    ============    ============

         (a) On November 20, 2007 the shareholders of the Company passed a special resolution to reduce the Company's capital by $71,000,128, being an amount equal to the deficit of the Company at May 31, 2005. This deficit arose as a result of prior unsuccessful business activities previously carried out by the Company under the direction of its former management and board. The reduction of capital resulted in a corresponding elimination of $71,000,128 of the deficit.

         (b) During September 2008 the Company completed a brokered private placement for 2,223,000 units, at a purchase price of $0.45 per unit, for gross proceeds of $1,000,350. Each unit comprised one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.75 per share for a period of two years. The Company also paid the agent a commission of $80,028 and issued 177,840 agent's warrants (the Agent's Warrants"). Each Agent's Warrant is exercisable at an exercise price of $0.45 per share for a period of two years.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



8.       SHARE CAPITAL (continued)

                  The fair value of the Agent's Warrants have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 87%; a risk-free interest rate of 2.68% - 2.92%; and an expected life of two years. The value assigned to the Agent's Warrants was $39,120. The Company also incurred $62,276 in legal and filings fees associated with this private placement.

         (c) On November 21, 2008 the Company announced a private placement financing of 7,000,000 common shares at a price of $0.15 per share. See also Note 17.

         (d) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at November 30, 2008 and 2007 and the changes for the six months ending on those dates is as follows:


                                                               2008                            2007
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                                     EXERCISE                        EXERCISE
                                                      NUMBER           PRICE          NUMBER           PRICE
                                                                         $                               $

                  Balance, beginning of period        3,004,254         2.21          2,363,458         1.90
                  Issued                              1,289,340         0.45          1,209,306         2.00
                  Exercised                                   -          -             (258,967)        0.95
                  Expired                              (700,000)        2.75                  -          -
                                                   ------------                    ------------
                  Balance, end of period              3,593,594         1.56          3,313,798         2.09
                                                   ============                    ============


                  The following table summarizes information about the number of common shares reserved pursuant to warrants outstanding at November 30, 2008:

                     EXERCISE
                      NUMBER                 PRICE           EXPIRY DATE
                                               $

                       499,949                1.40           December 11, 2008
                        74,999                2.25           February 2, 2009
                       520,000                2.25           February 12, 2009
                     1,000,000                2.25           April 25, 2009
                       209,306                2.00           April 25, 2009
                       779,000                0.75           September 18, 2010
                       124,640                0.45           September 18, 2010
                       221,000                0.75           September 22, 2010
                        35,360                0.45           September 22, 2010
                       111,500                0.75           September 24, 2010
                        17,840                0.45           September 24, 2010
                  ------------
                     3,593,594
                  ============

         (e) See also Notes 7(c) and 17.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



9.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The minimum exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The options have a maximum term of five years.

         During the six months ended November 30, 2008 the Company granted 200,000 (2007 - 1,254,000) stock options to the Company's directors, employees and consultants and recorded compensation expense of $62,000 (2007 - $1,255,910) on these stock options and $17,655 (2007 -
         $106,500) on stock options which vested during the period.

         The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the six months ended November 30, 2008 and 2007:

                                             2008                     2007

         Risk-free interest rate        2.86% - 3.31%            4.08% - 4.71%
         Estimated volatility             78% - 87%                85% - 99%
         Expected life                2 years - 2.3 years      2 years - 3 years
         Expected dividend yield              0%                       0%

         The weighted average fair value of stock options granted during the six months ended November 30, 2008 was $0.31 (2007 - $1.00) per share .

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at November 30, 2008 and 2007 and the changes for the six months ending on those dates is as follows:


                                                               2008                            2007
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                      OPTIONS        EXERCISE         OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                                         $                               $

         Balance, beginning of period                 2,953,000         1.69          2,582,000         1.57
         Granted                                        200,000         0.50          1,254,000         1.94
         Exercised                                            -          -             (300,500)        0.76
         Cancelled/Expired                                    -          -             (330,000)        1.77
                                                   ------------                    ------------
         Balance, end of period                       3,153,000         1.68          3,205,500         1.70
                                                   ============                    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



9.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The following table summarizes information about the stock options outstanding and exercisable at November 30, 2008:

            NUMBER            NUMBER         EXERCISE
          OUTSTANDING      EXERCISABLE        PRICE            EXPIRY DATE
                                                $

               22,500           22,500         0.62            January 17, 2009
              150,000          150,000         1.40            November 24, 2009
            1,479,000        1,479,000         1.85            January 8, 2010
               50,000           33,333         2.15            February 14, 2010
              100,000           33,333         1.65            June 8, 2010
              274,000          274,000         1.65            June 12, 2010
              200,000          200,000         0.50            August 26, 2010
              500,000          400,000         2.12            October 26, 2010
               80,000           80,000         2.30            November 16, 2010
              297,500          297,500         0.90            September 5, 2011
         ------------     ------------
            3,153,000        2,969,666
         ============     ============


10.      CONTRIBUTED SURPLUS

         The Company's contributed surplus as November 30, 2008 and 2007 and the changes for the six months ending on those dates is presented below:

                                                       2008            2007
                                                         $               $

         Balance, beginning of period                 4,207,560       2,891,157
         Stock-based compensation on stock
            options (Note 9)                             79,655       1,362,410
         Stock-based compensation on agent's
            warrants (Note 8(b))                         39,120         179,145
         Stock options exercised                              -        (203,967)
         Agent's warrants exercised                           -         (11,823)
                                                   ------------    ------------
         Balance, end of period                       4,326,335       4,216,922
                                                   ============    ============


11.      RELATED PARTY TRANSACTIONS

         (a) During the six months ended November 30, 2008 and 2007 the Company was charged for various services provided by companies controlled by current and former directors and officers of the Company, as follows:
                                                       2008            2007
                                                         $                $

                  Accounting and administration          63,240          52,590
                  Professional fees                      55,193          67,425
                                                   ------------    ------------
                                                        118,433         120,015
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



11.      RELATED PARTY TRANSACTIONS (continued)

                  These fees have been either expensed to operations or capitalized to mineral property interest based on the nature of the expenditures. As at November 30, 2008, accounts payable and accrued liabilities include $62,693 (2007 - $26,978) due to these related parties. These transactions were measured at the exchanged amount which was the amount of consideration established and agreed to by the related parties.

         (b) See also Note 7(c).


12.      SEGMENTED INFORMATION

         The  Company  operates  in  one  industry  segment,   the  acquisition,
         exploration and development of mineral interests. The Company's mineral operations are located in Mexico and its corporate assets are located in Canada.
                                                 NOVEMBER 30, 2008
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $

         Mineral operations (Mexico) 30,303,113       2,447,440      (6,132,812)
         Corporate (Canada)              59,417          22,317        (624,907)
                                   ------------    ------------    ------------
                                     30,362,530       2,469,757      (6,757,719)
                                   ============    ============    ============

                                                   MAY 31, 2008
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $

         Mineral operations (Mexico) 34,760,993       9,353,785        (389,827)
         Corporate (Canada)             967,422          38,329      (2,703,421)
                                   ------------    ------------    ------------
                                     35,728,415       9,392,114      (3,093,248)
                                   ============    ============    ============


13.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of financial instruments at November 30, 2008 were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to November 30, 2008 may differ significantly from that presented.

         Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and accounts payable and accrued liabilities due to their relative short periods to maturity. In addition, the fair value of long-term debt is approximated by their carrying amount as the debt bears a fair market rate of interest.

         The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies. However, the Company is not subject to significant interest and credit risks arising from these instruments.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



14.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company during the six months ended November 30, 2008 and 2007 as follows:

                                                       2008            2007
                                                         $               $
         Financing activities

         Share issue costs                              (39,120)       (681,371)
         Issuance of common shares non-cash
            consideration                                     -         718,016
         Contributed surplus                             39,120         (36,645)
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============
         Investing activities

         Additions to property, plant and equipment    (227,172)              -
         Additions to mineral property interests     (1,160,938)       (201,679)
                                                   ------------    ------------
                                                     (1,388,110)       (201,679)
                                                   ============    ============
         Operating activity

         Increase in accounts payable and accrued
            liabilities                               1,388,110         201,679
                                                   ============    =============

         Other supplemental cash flow information:
                                                       2008            2007
                                                         $               $

         Interest paid in cash                           63,325          65,894
                                                   ============    ============

         Income taxes paid in cash                            -               -
                                                   ============    ============


15.      ASSET RETIREMENT OBLIGATION

                                                   NOVEMBER 30,    NOVEMBER 30,
                                                       2008            2007
                                                         $               $

         Balance, beginning of period                   640,006         590,894
         Accretion                                       29,383          24,323
                                                   ------------    ------------
         Balance, end of period                         669,389         615,217
                                                   ============    ============

         The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligation is $750,000 which has been discounted using a credit adjusted risk free rate of 8.5% and inflation rate of 4%. The reclamation obligation relates to the Mina Real Property. The present value of the reclamation liability may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008
                      (UNAUDITED - PREPARED BY MANAGEMENT)



16.      MANAGEMENT OF CAPITAL

         The Company manages its cash, common shares, stock options and warrants as capital. The Company's objectives when managing capital are to safeguard its ability to continue as a going concern, pursue the development of mineral resource interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

         The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

         In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

         The Company does not expect its current capital resources will be sufficient to meet all of its future exploration plans, operating requirements and debt retirement obligations and is dependant upon future equity or debt transactions to meet these obligations. See Notes 8 and 10.


17.      SUBSEQUENT EVENTS

         Subsequent to November 30, 2008 the Company completed the private placement of 7,000,000 common shares, at a price of $0.15 per common share, for total gross proceeds of $1,050,000. The Company paid a cash finder's fee of $105,000 and also issued finder's warrants which are exercisable to acquire 700,000 common shares of the Company, at an exercise price of $0.17 per common share, for a period of one year. The Company also received the remaining $2,650,000 balance of the funds from the sale of the interest in Mina Real and paid a $191,750 cash finder's fee and issued finder's warrants which are exercisable to acquire 1,300,000 shares of the Company, at an exercise price of $0.17 per share, for a period of one year.

                            ROCHESTER RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2008



The following Management's Discussion and Analysis ("MD&A") of Rochester Resources Ltd. ("Rochester" or the "Company") is prepared as at January 26, 2009 and should be read in conjunction with the Company's unaudited interim consolidated financial statements and accompanying notes for the six months ended November 30, 2008 which are available along with further information on the Company including any news releases and historical reports referred to in this MD&A on the SEDAR website at www.sedar.com. Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This MD&A contains certain forward looking statements that involve risks and uncertainties such as statements of the Company's plans, objectives, strategies, expectations, and intentions. The words "may", "would", "could", "will", "intend", "plan", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward looking statements. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward looking statements.

COMPANY OVERVIEW

The Company is a junior gold/silver producer engaged in the production and the continued exploration and development of its Mina Real and Santa Fe Properties located in the State of Nayarit, Mexico. Nayarit is located in the Sierra Madre Occidental range, the most productive epithermal precious metal region in the world, which hosts the majority of Mexico's gold and silver deposits. The Company substantially completed the construction of a cyanidation processing plant at the end of December 2006. Initial milling operations commenced in January 2007 with the commissioning process being completed by May 31, 2007. The Company has, in a very compressed time frame, acquired, developed and brought into production a gold property in Mexico.

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934. The Company has not yet filed its Form 20F report for 2008. The Company intends to file its Form 20F when operations return to a steady state. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "RCT", the Frankfurt Stock Exchange Open Market under the trading Symbol "R5I" and effective January 16, 2009, on the Pink OTC Markets ("Pink Sheets") under the symbol "RCTFF".

On November 21, 2008, the Company entered into agreements to raise $1,050,000 from the issuance of common shares and $2,950,000 from the sale of a 20% equity interest in the Company's 100% owned Mina Real Property.

CORPORATE UPDATE

On January 19, 2009, Mr. Eduardo Luna was appointed President and CEO of the Company. Dr. Alfredo Parra will assume the role of Chief Operating Officer and will remain a director of the Company. This will allow Dr. Parra to focus primarily on the mining and milling operations at the Mina Real Property.

Mr. Luna has been a director of Rochester since August 2007 and is currently Chairman of Silver Wheaton and previously was President of Goldcorp's Mexican mining operations. Mr. Luna brings extensive business experience and knowledge of the mining industry and will help strengthen the development of management's corporate strategy and relationships with the capital markets.

Mr. Luna holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He has held various other executive positions such as Minera Autlan for seven years and Industrias Penoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. Mr. Luna serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

PROPERTY UPDATE

OVERVIEW

The Company currently holds a 100% interest in Mina Real Mexico SA de CV ("Mina Real Mexico") which holds a 100% interest in the Mina Real Property, a gold silver property comprising 7,358 hectares located in the state of Nayarit, Mexico, east of the capital city of Tepic. The Company has agreed to sell a 20% interest in Mina Real Mexico.

The Company also has an option agreement to acquire a 70% interest in the Santa Fe gold/silver property located immediately east of the Mina Real Property. The Santa Fe Property comprises one concession covering approximately 3,823 hectares. Compania Minera Santa Fe SA de CV was established to hold the Santa Fe concession and Mina Real Mexico holds a 70% interest in this entity. In addition the Company added to its land position by staking directly an additional 13,164 hectares adjacent to the Santa Fe concession.

OPERATIONS

A summary of operating statistics for the six months ended November 30, 2008 is as follows:

-------------------------------------------------------------------------------
                                                              SIX MONTHS ENDED
RESULTS                                                       NOVEMBER 30, 2008
-------------------------------------------------------------------------------

Tonnes Processed                                               18,116 tonnes
-------------------------------------------------------------------------------
Gold Grade                                                    5.1 grams/tonne
-------------------------------------------------------------------------------
Silver Grade                                                 119.1 grams/tonne
-------------------------------------------------------------------------------
Recovery Gold (%)                                                  89.3%
-------------------------------------------------------------------------------
Recovery Silver (%)                                                47.6%
-------------------------------------------------------------------------------
Gold Produced                                                  2,653 ounces
-------------------------------------------------------------------------------
Payable Gold                                                   2,613 ounces
-------------------------------------------------------------------------------
Silver Produced                                                33,000 ounces
-------------------------------------------------------------------------------
Payable Silver                                                 32,010 ounces
-------------------------------------------------------------------------------
Gold Equivalent Produced                                       3,202 ounces
-------------------------------------------------------------------------------
Developed Metres                                               3,217 metres
-------------------------------------------------------------------------------
Samples Taken                                                 10,845 samples
-------------------------------------------------------------------------------
Diamond Drilling Metres                                         334 metres
-------------------------------------------------------------------------------
Access Road Kilometres                                        1.2 kilometres
-------------------------------------------------------------------------------
Cost of Production Per Tonne                                 CDN $206.89/tonne
-------------------------------------------------------------------------------
Operating Costs per Equivalent Ounce Gold                   CDN $1,170.26/ounce
-------------------------------------------------------------------------------

During the second fiscal quarter the Company processed 5,126 tonnes through the mill as compared to 12,990 tonnes for the first quarter. Equivalent gold production during the quarter was approximately 970 ounces. During the six months ended November 30, 2008 a total of 18,116 tonnes were processed through the mill. This throughput level is significantly below design production capabilities of the mill.

In regards to the mill it can be stated that the facility, when operating, is functioning in line with design parameters. The poor operating statistics are not the result of the mill not being able to properly process the material which is delivered but the issue has been having sufficient feed to run the mill at design parameters on a steady state. As a result the mill operated on an intermittent basis during the quarter and the mill was shut down all of December 2008. In early January 2009 the mill resumed operations but not at full 200 tonnes per day capacity. To January 25, 2009 3,520 tonnes had been processed through the mill.

The Company has substantially completed the capital project to expand plant capacity to 300 tonnes per day. Overall the physical work is approximately 80% complete. The budgeted cost to complete the mill expansion project is in the range of US $600,000. Further work on the plant expansion has been deferred so that available resources can be directed towards having the mine produce sufficient ore to feed the mill at 200 tonnes per day. After this is achieved the mill capacity expansion work can be quickly completed.

Another capital project was the installation of the Falcon system to improve silver recovery. The Falcons were installed this quarter however the lack of steady production has made it difficult to assess whether this system will substantially improve silver recoveries.

In the early stages of this project the Company had a model for the development of the mine initially focussing on the Florida III veins. The issues impacting the ability to deliver sufficient mill feed from the mine have been commented on in prior reports with the most significant being the inability to drift through the intrusive to reach zones of interest and the delay in concluding a surface rights agreement to gain access to Florida 4. At this time the focus for current mining has moved to the Tajos Cuates vein system where work is ongoing to develop sufficient headings to feed the mill at its rated capacity. The decision was made to temporarily suspend further development at Florida 4, even though it is an area of potential, as development at Tajos Cuates can be done faster. The Company's plan is to return to Florida 4 at a later date.

While not yet completed, progress has been made on implementing a recovery plan to get production back to necessary levels. The biggest difficulty in implementing the plan is having sufficient working capital at the appropriate time to allow work to advance. With the downturn in the capital markets the Company's ability to source capital on acceptable terms, and in line with the Company's planned expenditures, has been difficult. Continued fixed overhead costs have consumed portions of capital raised. The ongoing difficulties at the mine resulted in a detailed review of available financing alternatives and a decision was made that additional funds should be raised through the sale of an ownership interest in the Company's subsidiary, Mina Real Mexico.

The ongoing difficulties resulted in a review and consideration of the carrying value of the Mina Real Property and after due consideration a decision was made to record a write-down in the carrying cost of the property of $6,000,000. This write-down generated a future income tax recovery of approximately $2,060,000. Management will continue to review and monitor the carrying value.

Management of the Company still retains a positive outlook with respect to the Mina Real project.

In his 43-101 technical report on the Mina Real property, Mr. Victor Jaramillo, M.Sc. (A), P. Geo, of Discover Geological Consultants Inc., commented on the geological potential of the Florida 4 vein system which forms part of the Mina Real property. In his report, Mr. Jaramillo estimated the geological potential of Florida 4 from a lower end range of 562,500 tonnes with grades of 4 g/t gold and 60 g/t silver to an upper end of 2,250,000 tonnes with grades of 8 g/t gold and 100 g/t silver.

Particulars of this estimate, assumptions, and other details from the report are as follows:

         For the lower end range = 225m depth x 2,000m length x 0.50m wide x 2.5 s.g. = 562,500 TONNES with grades of 4.0 g/t gold and 60 g/t silver

         For the upper end range = 450m depth x 2,000m length x 1.0m wide x 2.5 s.g. = 2,250,000 TONNES with grades of 8.0 g/t gold and 100 g/t silver

         The range provided includes the following assumptions:

         1. A very well mineralized mining horizon that ranges from 1350m to 900m elevation;

         2. A vein width ranging between 0.5m and 1.5m (we will use 1.0m for upper range);

         3.  A 2.0 kilometre strike length as defined from surface outcrop;

         4.  A specific gravity of 2.5

         The above geological potential is for one vein only. The Mina Real Property comprises approximately 20 veins that have been identified to date.

         CAUTIONARY STATEMENT: INVESTORS ARE CAUTIONED THAT THE POTENTIAL QUANTITY INDICATED ABOVE IS CONCEPTUAL IN NATURE. AT THIS TIME, THERE HAS BEEN INSUFFICIENT EXPLORATION TO DEFINE A MINERAL RESOURCE AND IT IS UNCERTAIN IF FURTHER EXPLORATION WILL RESULT IN THE DISCOVERY OF THESE MINERAL RESOURCES.

The author noted that at the Mina Real Project, the presence of high grade gold-silver quartz-adularia veins and stockwork veinlets in the country rocks bears many geological similarities to Sleeper, Nevada; McLaughlin, California; Hishikari, Japan and Golden Cross and Martha Hill, New Zealand, all of which were or are significant gold producers.

Mr. Jaramillo's report only commented on the geological potential of Florida 4, but there are a significant number of other veins that have been identified but little or no work has been done to develop these other areas of interest.

Management has developed a program to realize the full potential of the Mina Real property. Initially, the Company needs to develop sufficient workings so that the mill can process at least 200 tonnes per day with good grade control. With the mill operating on a positive basis, at 200 tonnes per day and gradually increasing to 300 tonnes per day, then the development of other areas of interest with a diamond drilling and expanded drift development programs can continue. The key to being able to implement this program is having sufficient capital at the appropriate time.

COMPANIA MINERA SANTA FE

SANTA FE: Mina Real Mexico holds a 70% interest in Compania Minera Santa Fe which holds the Santa Fe Property. Mina Real Mexico and has agreed to fund a development program on the property. There are no annual work commitments however a monthly property payment of US $10,000 per month is payable. The Santa Fe Property covers 3,823 hectares and is located near the Mina Real Mine. At Santa Fe there exist a number of low sulphidation epithermal veins carrying gold and silver values in a geological environment very similar to the one currently being developed in the Mina Real area.

The Santa Fe Property is seen as having significant geological potential. To date, 17 veins have been located on the 50% of the property which has been prospected and mapped. The Santa Fe area is seen as a potential source of future production. At this time management's objective is to defer the exploration and development at Santa Fe until development and cash flow from Mina Real provides internal cash flow to fund costs.

The Company commissioned a 43-101 report on the Santa Fe Property but completion is on hold for the current time as work focuses on the Mina Real Property.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.


                            -----------------------   -------------------------------------------------   -----------------------
                                  FISCAL 2009                            FISCAL 2008                            FISCAL 2007
                            -----------------------   -------------------------------------------------   -----------------------
THREE MONTH PERIODS ENDING   NOV 30/08    AUG 31/08    MAY 31/08    FEB 29/08    NOV 30/07    AUG 31/07    MAY 31/07    FEB 28/07
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                       739,123    1,708,317    2,091,771    2,507,487    2,987,744    1,766,783          Nil          Nil
Cost of operations          (1,548,315)  (2,198,874)  (2,642,333)  (2,084,709)  (1,920,735)  (1,315,838)         Nil          Nil
Depletion and amortization  (6,108,405)    (279,010)    (622,410)    (248,301)    (261,933)    (237,407)         Nil          Nil
Expenses                      (643,256)    (536,695)    (616,150)    (533,379)  (1,329,371)    (948,083)    (732,976)  (2,039,218)
Other items                     65,950      (55,314)      (4,437)      93,210       50,585      (26,982)     142,406     (263,722)
Future income tax recovery   2,060,729       38,031      201,240          Nil          Nil          Nil          Nil          Nil
Net loss                    (5,434,174)  (1,323,545)  (1,592,319)    (265,692)    (473,710)    (761,527)    (590,570)  (2,302,940)
Basic and diluted loss per
   share                         (0.16)       (0.04)       (0.05)       (0.01)       (0.02)       (0.03)       (0.04)       (0.09)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil
                            -----------------------   -------------------------------------------------   -----------------------



                            -----------------------   -------------------------------------------------   -----------------------
                                  FISCAL 2009                            FISCAL 2008                            FISCAL 2007
                            -----------------------   -------------------------------------------------   -----------------------
THREE MONTH PERIODS ENDING   NOV 30/08    AUG 31/08    MAY 31/08    FEB 29/08    NOV 30/07    AUG 31/07    MAY 31/07    FEB 28/07
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

BALANCE SHEET:

Working capital (deficit)   (2,368,730)  (1,096,519)     610,464    2,215,461    4,558,148      684,866      768,740    1,227,597
Total assets                30,362,530   35,776,363   35,728,415   35,555,850   34,657,344   30,539,200   30,770,564   23,019,599
Total long-term liabilities  1,614,397    1,182,922      693,429          Nil      125,100      368,740      615,193      936,000
Asset retirement obligation    669,389      648,640      640,006      627,387      615,217      603,447      590,894          Nil
Future income tax
   liabilities               2,000,000    4,060,729    4,098,760    4,300,000    4,300,000    4,300,000    4,300,000          Nil
                            -----------------------   -------------------------------------------------   -----------------------


RESULTS OF OPERATIONS

During the six months ended November 30, 2008 (the "2008 period") the Company reported a net loss of $6,757,719, compared to a net loss of $1,235,237 for the six months ended November 30, 2007 (the "2007 period"), an increase in loss of $5,522,482. The increase is mainly attributed to the $6,000,000 write-down of mineral interests which resulted in a future income tax recovery of $2,098,700, along with a $2,705,778 deterioration in operating profits resulting from the operating problems at Mina Real and partially offset by a $1,285,755 decrease in stock-based compensation expense. .

The Company recognized net revenue during the 2008 period of $2,447,440 generated on the sale of 3,146 ounces of gold equivalent, for an average of $778 net revenue per ounce (net of royalty and treatment charges).


                       --------------------  --------------------  --------------------  --------------------  --------------------
THREE MONTHS ENDING      NOVEMBER 30, 2008      AUGUST 31, 2008        MAY 31, 2008        FEBRUARY 29, 2008     NOVEMBER 30, 2007
                       --------------------  --------------------  --------------------  --------------------  --------------------

Ounces of gold
   equivalent                  928 oz              2,218 oz              2,416 oz              3,293 oz              3,744 oz
                       --------------------  --------------------  --------------------  --------------------  --------------------
                                      PER                   PER                   PER                   PER                   PER
                          TOTAL      OUNCE      TOTAL      OUNCE      TOTAL      OUNCE      TOTAL      OUNCE      TOTAL      OUNCE
                            $          $          $          $          $          $          $          $          $          $

Net revenue               739,123    796.47   1,708,317    770.21   2,091,771    865.80   2,507,487    761.46   2,987,744    798.01
                       --------------------  --------------------  --------------------  --------------------  --------------------
Cost of operations      1,548,315  1,668.45   2,198,874    991.38   2,642,333  1,093.68   2,084,709    633.07   1,920,735    513.02
                       --------------------  --------------------  --------------------  --------------------  --------------------
Depletion
  and amortization        279,010    125.79     622,410    257.62     248,301     75.40     261,933     69.96     237,407     89.39
                       --------------------  --------------------  --------------------  --------------------  --------------------
Operating profit(loss)   (917,597)  (988.79)   (769,567)  (346.96) (1,172,972)  (485.50)    174,477     52.99     805,076    215.03
                       --------------------  --------------------  --------------------  --------------------  --------------------

All production from the mill is shipped and sold to MetMex Penoles SA de CV ("Penoles"), a major Mexican mining and processing company, at their smelter in Torreon, located approximately 1,000 kilometres from the mill. Pursuant to the Company's sales contract with Penoles, the Company is paid for 98.5% of the gold shipped and 97% of the silver shipped. The price paid by Penoles is based on the average of the closing London final for the month production is shipped. The Company initiated negotiations with an alternate buyer in order to obtain more favourable terms however until production returns to a steady state the Company has suspended any plans to change buyers.

The cost of operations for the six months ending November 30, 2008 and 2007 comprise the following:

                                                       2008            2007
                                                         $               $

Mine costs                                            1,369,523       1,186,057
Mill costs                                            1,259,922       1,244,590
Service department costs                              1,117,744         805,926
                                                   ------------    ------------
                                                      3,747,189       3,236,573
                                                   ============    ============

The service department costs include activities which provide services to both mine and mill departments.

General and administrative expenses for the six months ending November 30, 2008 and 2007 are as follows:

                                                       2008            2007
                                                         $               $

Accounting and administrative                            63,240          52,590
Audit                                                    74,019          54,821

                                                       2008            2007
                                                         $               $

Consulting                                              230,735          82,769
Corporate development                                    75,978          84,965
Insurance                                                10,500          15,418
Investor relations                                       60,000          40,000
Legal                                                    38,298          15,091
Office                                                   80,145         126,654
Regulatory fees                                          10,876          10,481
Rent                                                          -           9,047
Salaries and benefits                                   276,040         240,345
Shareholder costs                                        10,235          16,225
Transfer agent fees                                       5,148           9,443
Travel                                                   77,508          70,004
                                                   ------------    ------------
                                                      1,012,722         827,853
                                                   ============    ============

General and administrative expenses of $1,012,722 were reported for the 2008 period, an increase of $184,869, from $827,853 in the 2007 period. Specific expenses of note during the 2008 period as compared to the 2007 period are as follows:

    o accounting and administrative fees of $63,240 (2007 - $52,590) charged by Chase Management Ltd. ("Chase") a private corporation owned by Mr. Nick DeMare, a director of the Company;
    o incurred audit fees of $74,019 for the audit of the Company's year-end financial statements, an increase of $19,198 from $54,821 incurred in 2007. During the 2007 period the recorded audit fees were lower due to the change in the basis for recording audit fees.
    o consulting fees totalling $230,735 (2007 - $82,769) were paid, of which $55,193 (2007 - $67,425) were paid mainly to current and former directors and officers and $118,874 (2007 - $4,893) was paid for consultants in Mexico;
    o corporate development expenses of $75,978 (2007 - $84,965) for ongoing market awareness and promotional campaigns in Canada and Europe;
    o $60,000 (2007 - $40,000) was paid to Empire Communications inc. ("Empire") to provide investor relations services;
    o travel expenses of $77,508 (2007 - $70,004) for ongoing mine site visits to Mexico and participation in investment conferences;
    o incurred $10,500 (2007 - $15,418) for director and officers' liability insurance for fiscal 2009;
    o office expenses of $80,145 (2007 - $126,654) were incurred, of which $69,893 (2007 - $112,582) was for costs associated with the mining office in Mexico; and
    o    during the 2008 period salaries and benefits  expense of $276,040 (2007
         - $240,345) was paid mainly for the administrative staff in Mexico.

During the 2008 period the Company recorded stock-based compensation expense of $62,000 on the granting of 200,000 stock options and $17,655 from vesting of prior grants. During the 2007 period the Company recorded stock-based compensation expense of $1,255,910 on the granting of 1,254,000 stock options and $106,500 from vesting of prior grants.

Interest income is generated from cash held with the Company's financial institution. During the 2008 period, the Company reported interest and other income of $22,317 as compared to $14,442 during the 2007 period.

During the 2008 period the Company recorded a total of $2,067,081 (2007 - $241,222) for additions to mineral property interests, of which $74,533 (2007 - $173,387) was attributed to acquisition and deferred exploration activities on the Santa Fe Property and $1,992,548 (2007 - $67,835) for deferred exploration and development activities on the Mina Real Project. During the 2008 period the Company recognized a net $3,940,000 write-down ($6,000,000 write-down, offset by $2,060,000 future income tax recovery) on the carrying cost of the Mina Real Project. Exploration, development and production activities conducted in the 2008 period are described in "Exploration Projects" in this MD&A.

During the 2008 period, the Company recorded a total of $1,210,875 (2007 - $171,123) for additions to property, plant and equipment of which $44,645 (2007
- $nil) was for the purchase of land and $1,166,230 (2007 - $171,123) was for the purchase of plant and equipment.

FINANCIAL CONDITION / CAPITAL RESOURCES

During the six months ended November 30, 2008 the Company incurred a net loss of $6,757,719 and, as at November 30, 2008, the Company had an accumulated deficit of $14,266,283 and a working capital deficit of $2,368,730. The Company requires additional funding to maintain its ongoing exploration programs and property commitments, operations and administration, as well as meeting it debt obligations as they come due. The Company is continuing in its efforts to generate sufficient cash from its operations or raise funds to meet its ongoing liabilities as they fall due. The current global financial crisis and recession has had a significant impact on the price received by the Company for its gold and silver production and its ability to raise future equity capital. If available, it is expected that future equity capital issues will result in significant dilution to the Company's shareholders. There can be no assurance that the Company will be successful in its efforts, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheet. These consolidated financial statements do not include any adjustments to the amount and classification of recorded assets and liabilities that night be necessary should the Company be unable to meet its obligations or continue operations.

Subsequent to November 30, 2008, the Company entered into agreements to raise $1,050,000 from the issuance of common shares and $2,950,000 from the sale of a 20% equity interest in the Company's 100% owned Mina Real

Property. This financing has not provided the Company with all the necessary funding it requires to fully implement its work plans. The Company is currently working on further financings to ensure the funds needed for the business plan are available.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations as of November 30, 2008


                                                      PAYMENTS DUE BY PERIOD
                                   ------------------------------------------------------------
                                     LESS THAN                     GREATER THAN
                                      1 YEAR       1 TO 2 YEARS       2 YEARS          TOTAL
                                         $               $               $               $
                                   ------------    ------------    ------------    ------------

Contractual Obligations
   Long-term debt                       901,223       1,614,397               -       2,515,620
                                   ============    ============    ============    ============


OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2008 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

NEW ACCOUNTING PRONOUNCEMENTS

ASSESSING GOING CONCERN

The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The adoption of this standard did not have an effect on the Company's disclosure in the financial statements for the six months ended November 30, 2008.

FINANCIAL INSTRUMENTS

The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863, Financial Instruments - Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The adoption of these standards did not have an effect on the Company's disclosure in the financial statements for the six months ended November 30, 2008.

CAPITAL DISCLOSURES

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

GOODWILL

In February 2008, the AcSB issued CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and the recognition, measurement and presentation of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous
Section 3062. This section applies to annual and interim financial statements beginning on or after October 1, 2008.

The Company is currently assessing the impact of the above new accounting standards on the Company's financial position and results of operations.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of

January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

TRANSACTIONS WITH RELATED PARTIES

(a) During the six months ended November 30, 2008 and 2007 the Company was charged for various services provided by companies controlled by current and former directors and officers of the Company, as follows:

                                                          2008          2007
                                                            $             $

         Accounting and administration                     63,240        52,590
         Professional fees                                 55,193        67,425
                                                       ----------    ----------
                                                          118,433       120,015
                                                       ==========    ==========

         These fees have been either expensed to operations or capitalized to mineral property interest based on the nature of the expenditures. As at November 30, 2008, accounts payable and accrued liabilities include $62,693 (2007 - $26,978) due to these related parties. These transactions were measured at the exchanged amount which was the amount of consideration established and agreed to by the related parties.

(b) In August 2008 the Company announced that it had agreed to conduct a US $940,000 unsecured convertible debenture offering (the "Offering") with the directors of the Company. Under the initial proposed terms of the Offering the convertible debentures were expected to bear interest at a rate of 12% per annum and mature on December 31, 2010. The convertible debentures would be convertible at the election of the holders into units, at a conversion price of $0.75 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant would entitle the holder to purchase one additional common share of the Company at an exercise price of $0.75 per share until December 31, 2010. The Company is currently negotiating the terms of the conversion features under the Offering. The submission for regulatory approval to close this Offering is pending upon re-negotiation.

         The Company has recorded interest expense at a rate of 12% per annum on the funds received. During the six months ended November 30, 2008 the Company recorded $40,567 interest expense, which has been included in accounts payable and accrued liabilities.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's activities are conducted in Mexico. Consequently, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company has an arrangement with Empire to provide investor relations services under which the Company is currently paying a monthly fee of $10,000. The agreement may be terminated with written 30 days notice. During the 2008 period, the Company was charged a total of $60,000 (2007 - $40,000) by Empire.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at January 26, 2009, there were 35,055,061 issued and outstanding common shares. In addition there were 3,130,500 stock options outstanding at exercise prices ranging from $0.62 to $2.30 per share and 4,393,645 warrants outstanding, with exercise prices ranging from $0.17 to $2.25 per share.

                        CERTIFICATION OF INTERIM FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE



I, EDUARDO LUNA, CHIEF EXECUTIVE OFFICER OF ROCHESTER RESOURCES LTD., certify the following:

1. REVIEW: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Rochester Resources Ltd. (the issuer) for the interim period ending November 30, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  January 28, 2009


/s/ EDUARDO LUNA
-----------------------
Eduardo Luna
Chief Executive Officer


--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------

                        CERTIFICATION OF INTERIM FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE



I, JOSE MANUAL SILVA, CHIEF FINANCIAL OFFICER OF ROCHESTER RESOURCES LTD., certify the following:

1. REVIEW: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Rochester Resources Ltd. (the issuer) for the interim period ending November 30, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  January 28, 2009


/s/ JOSE MANUAL SILVA
-----------------------
Jose Manual Silva
Chief Financial Officer


--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------